                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1998

Registration number 33-52465

     A. Full title of the plan:

                              THE GILLETTE COMPANY
                     GLOBAL EMPLOYEES STOCK OWNERSHIP PLAN

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                           Prudential Tower Building
                                Boston, MA 02199

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                              Financial Statements

                           December 31, 1998 and 1997


                    With Independent Auditors' Report Thereon

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP


March 19, 1999

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                           THE GILLETTE COMPANY
                   GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Net Assets Available for Plan Benefits

                        December 31, 1998 and 1997

                                                             1998           1997
                                                          -----------    ----------
Assets:
    The Gillette Company common stock, at market value    $41,623,735    34,893,429
    Cash                                                        1,422         3,612
    Employees' contributions receivable                     1,107,819       826,938
    Employer's contributions receivable                       269,915       214,268
                                                          -----------    ----------

       Net assets available for plan benefits             $43,002,891    35,938,247
                                                          ===========    ==========

See accompanying notes to financial statements.

                            THE GILLETTE COMPANY
                    GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                   Years ended December 31, 1998 and 1997

                                                                      1998            1997
                                                                  ------------     ----------
Additions to net assets attributed to:
    Investment income:
       Dividends on The Gillette Company common stock             $    312,546        210,497
       Realized gains on investments sold                            1,767,363      1,294,021
       Change in unrealized (depreciation) appreciation in the
          market value of investments                               (3,662,233)     5,692,073
                                                                  ------------     ----------
                                                                    (1,582,324)     7,196,591
                                                                  ------------     ----------
    Contributions:
       Employee                                                     11,088,686      8,821,695
       Employer                                                      2,728,611      2,311,534
                                                                  ------------     ----------
                                                                    13,817,297     11,133,229
                                                                  ------------     ----------

                   Total additions                                  12,234,973     18,329,820

Deduction from net assets attributed to:
    Benefit payments                                                 5,170,329      3,444,377
                                                                  ------------     ----------

                   Net increase                                      7,064,644     14,885,443

Net assets available for plan benefits:
    Beginning of year                                               35,938,247     21,052,804
                                                                  ------------     ----------

    End of year                                                   $ 43,002,891     35,938,247
                                                                  ============     ==========

See accompanying notes to financial statements.

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)  DESCRIPTION OF THE PLAN

     The Gillette Company Global Employee Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Company"). The following provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was adopted by the Board of Directors of the Company on December 16, 1993 to become effective June 1, 1994. Its goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Company through payroll deduction and Company contributions. All Plan assets are held by the Plan Fiduciary, Banque Internationale a Luxembourg (the "Fiduciary"). Buck Consultants is the record keeper for the Plan.

     ELIGIBILITY

     Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Company with the exception of employees considered to be an executive, officer, director, or 10% shareholder of the Company and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each calendar quarter and on the initial participation date for each participating subsidiary.

     CONTRIBUTIONS

     Eligible employees may contribute 2% to 10% of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate once each calendar quarter.

     Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 1% of each participant's eligible pay.

     INVESTMENTS

     All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Company common stock generally on the 15th day of each month (or if that date is not a business day, the next preceding business day). Sales of Company common stock are made generally on the last business day of each month and subsequently converted into the applicable local currencies to pay Plan benefits. Any dividends on shares of the Company common stock are invested in additional shares of the Company common stock.

     VESTING

     Participants are immediately vested in all shares of Company common stock credited to their respective Plan accounts.

                                       4                             (Continued)

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


     BENEFIT PAYMENTS

     Distributions of account balances will be made when the employment of a participant ceases unless upon retirement, the participant's account is credited with at least 100 shares of Company stock and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

     For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of Plan benefits is made in the form of a lump sum payment.

     All distributions are made in cash, unless the participant elects to receive the benefit payment in the form of shares of the Company common stock; however, in the event of a participant or retiree's death, all distributions will be made in the form of a lump sum cash payment.

     While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Shares purchased with Company contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase.

     PLAN EXPENSES

     Brokerage commissions, fees and other security transaction costs are paid by participants as part of the purchase and sale of Company common stock.

     All contributions and cash dividends awaiting investment are held in an interest bearing account maintained by the Plan Fiduciary. Any interest earned on the account is used to pay costs relating to the administration of the Plan. Any remaining costs of administering the Plan are allocated and paid by the Company subsidiaries participating in the Plan.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

     The accompanying financial statements are prepared on the accrual basis of accounting.

     INVESTMENTS

     Investments in the Company common stock are stated at market value, based on the composite closing price of the stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Company's common stock are recorded on the trade date (the date the order to buy or sell is executed).

     Dividend income is recorded on the ex-dividend date net of any U.S. withholding taxes. Realized gains and losses are based upon the identified cost method.

                                       5                             (Continued)

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


     CASH

     Amounts shown as cash are foreign cash balances held by the Fiduciary that are to be invested in Company stock in the following month. The balances have been translated into U.S. dollars using the effective exchange rates as of December 31, 1998 and 1997.

     CONTRIBUTIONS RECEIVABLE

     Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been translated into U.S. dollars using the effective exchange rates as of December 31, 1998 and 1997.


(3)  INVESTMENT IN GILLETTE COMPANY COMMON STOCK

     Investments in the Gillette Company common stock held by the Plan at December 31, 1998 and 1997 were as follows:

                                                          1998          1997
                                                          ----          ----

          Number of shares                                 870,553       694,826
          Cost                                        $ 32,922,372    22,498,309
          Market Value                                $ 41,623,735    34,893,429

     The 1997 share amounts have been restated to reflect the two-for-one stock split effective May 15, 1998.

     The realized gains on sales of The Gillette Company common stock were determined as follows:

                                                           1998          1997
                                                           ----          ----
          Proceeds on sales of shares                  $ 5,165,842     3,441,987
          Cost                                           3,398,479     2,147,966
                                                       -----------     ---------

                                                       $ 1,767,363     1,294,021
                                                       ===========     =========


(4)  PLAN PARTICIPANTS

     As of December 31, 1998, the Plan had 8,297 participants employed at Company subsidiaries located in Argentina, Australia, Austria, Belgium, Chile, Colombia, Costa Rica, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Finland, France, Germany, Guatemala, Hong Kong, Hungary, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, New Zealand, Norway, Panama, Peru, Philippines, Poland, Portugal, Singapore, Spain, Slovakia, South Africa, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, Uruguay and Venezuela.

                                       6                             (Continued)

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(5)  PLAN AMENDMENT AND TERMINATION

     Although the Company intends to continue the Plan indefinitely, it reserves the right on behalf of itself and its participating subsidiaries to modify or terminate the Plan at any time; however, the Plan may not be amended to adversely affect the rights of participants with respect to shares previously credited to their accounts.

     In the event of termination, the assets held by the Plan Fiduciary may continue to be held subject to the provisions of the Plan, or at the direction of the Board of Directors of the Company, the assets of the Plan may be distributed to the participants.


(6)  TAX STATUS

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
     Section 4(b)(4) thereof. The Company believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company stock held for their account under the Plan.

     The Company has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of Company stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.


(7)  SUBSEQUENT EVENTS

     Subsequent to December 31, 1998, the Company's subsidiaries Brazil, India and Morocco commenced participation in the Plan.

                  Financial Statements of The Gillette Company
                      Global Employee Stock Ownership Plan


     The following audited financial statements are enclosed with this report:

       1. Statement of Net Assets Available for Plan Benefits as of December 31, 1997.

       2. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and December 31, 1997.


Exhibits

     23.1 Independent Auditors' Report

     23.2 Independent Auditors' Consent


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   The Gillette Company
                                   Global Employee Stock Ownership Plan



                                        BY ROBERT E. DICENSO
                                           ---------------------
                                           Robert E. DiCenso



Date: March 31, 1999